Mail Stop 3561

July 31, 2006

Via Fax & U.S. Mail

Mr. Charles E. Finelli
Chief Executive Officer and Principal Accounting Officer
Ergo Science Corporation
790 Turnpike Street
North Andover, Massachusetts 01845

> **Re:** **Ergo Science Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 333-69172**

Dear Mr. Finelli:

We have reviewed your response letter filed on July 20, 2006 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comments will be complied with, or, if the comments is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Note 4. Impairment of Goodwill, page 37
Note 5. Intangible Assets, Net, page 38
Form 10-Q for the quarter ended March 31, 2005
Balance Sheet, page 3

1.   We note your reasons for the differences in the amounts reported for goodwill and intangible assets as of December 31, 2005 and March 31, 2006 in response to our prior comments number four, seven and eight. Please revise your intangible assets and goodwill footnotes in future filings to indicate that such differences are

attributed to foreign currency translation adjustments from Sterling to US dollar.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief